Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

			Year ended December 31
(Dollars in thousands)	Six months ended June 30, 2010		2009		2008		2007		2006		2005

Earnings
Income from continuing operations	$130,967		$268,189		$45,797		$30,210		$5,236		$6,794
Fixed charges excluding preferred stock dividends	74,656		230,452		343,745		322,315		182,772		184,681
Total	$205,623		$498,641		$389,542		$352,525		$188,008		$191,475

Fixed charges and Preferred Stock Dividends
Interest on repurchase agreements	$74,192		$229,406		$342,688		$321,305		$181,922		$183,833
Interest on mortgages	262		642		654		664		675		682
Preferred stock dividend requirements	4,080		8,160		8,160		8,160		8,160		8,160
Estimate of interest component within rental expense	202		404		403		346		175		166
Total	$78,736		$238,612		$351,905		$330,475		$190,932		$192,841

Ratio of earnings to fixed charges and preferred stock dividends	2.61	x	2.09	x	1.11	x	1.07	x	0.98	x	0.99	x